UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
 SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
 OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
 OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-5767

CIRCUIT CITY STORES, INC.
(Exact name of registrant as specified in its charter)

9950 Mayland Drive
Richmond, VA 23233
(804) 527-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Circuit City Stores, Inc. – CarMax Group Common Stock, Par Value $0.50 Per Share
(including the associated Rights to Purchase Cumulative Participating Preferred Stock,
Series F, Par Value $20.00 Per Share)
(Title of each class of securities covered by this Form)

Common Stock, Par Value $0.50 Per Share (formerly designated Circuit City Stores, Inc. —
Circuit City Group Common Stock)
(including the associated Rights to Purchase Cumulative Participating Preferred Stock,
Series E, Par Value $20.00 Per Share)
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:      none

Pursuant to the requirements of the Securities Exchange Act of 1934, Circuit City Stores, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 15, 2002
By:	/s/ PHILIP J. DUNN
Philip J. Dunn Senior Vice President, Treasurer, Controller and Chief Accounting Officer